February 26, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. John Cash
Accounting Branch Chief

RE:    Industrial Services of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed January 10, 2014
Response Letter dated February 5, 2014
File No. 0-20979

Dear Mr. Cash:

In response to your letter, we have reviewed your comments and plan to revise future filings as discussed below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

1.
We note your response to comment three from our letter dated December 27, 2013. You have described these factoring arrangements as an integral part of your financing; however, your financial statement and MD&A disclosures regarding these arrangements are rather limited. To provide greater transparency to investors regarding your factoring arrangements, please show us how you will revise your future filings to address the following:

•	Enhance your liquidity disclosures in MD&A to describe your factoring arrangements, how they impact your financing needs, and quantify the amount of receivables sold during the periods presented;

•
Revise your footnote disclosures to describe your accounting policies related to your factoring arrangements, including the fact that you account for receivables transferred under these agreements as sales of receivables;

•	Disclose where you record your gain or loss on the sale of trade receivables in your statements of operations pursuant to ASC 860-20-25-1b;

•	Disclose the aggregate amount of gains and losses on the sale of trade receivables in accordance with ASC 860-20-50-5; and

•	Clarify how you have reflected the cash proceeds from your factoring arrangements in your statements of cash flows for each period presented through the most recent interim period.

Mr. John Cash
United States Securities and Exchange Commission
February 26, 2014

Response: In future filings, we will revise our disclosures as outlined below:

In the MD&A under Liquidity and Capital Resources:
"Our cash requirements generally consist of working capital, capital expenditures and debt service. Our primary sources of liquidity are cash flows generated from operations and the various borrowing and factoring arrangements described below, including our revolving credit facility. We actively manage our working capital and associated cash requirements and continually seek more effective use of cash.
Factoring arrangements
We have entered into factoring agreements with various European financial institutions to sell our accounts receivable under non-recourse agreements. These transactions are accounted for as a reduction in accounts receivable because the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any factored accounts after the factoring has occurred. We utilize factoring arrangements as an integral part of our financing for working capital. The aggregate gross amount factored under these facilities was $31.9 million, $59.9 million and $99.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The cost of factoring such accounts receivable for the years ended December 31, 2013, 2012 and 2011 was $121.6 thousand, $199.5 thousand and $342.8 thousand, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition."
In Note 1 - Summary of Significant Accounting Policies under Factoring Fees and Certain Banking Expenses:
"We have entered into factoring agreements with various European financial institutions to sell our accounts receivable under non-recourse agreements. These transactions are treated as a sale and are accounted for as a reduction in accounts receivable because the agreements transfer effective control over and risk related to the receivables to the buyers. Thus, cash proceeds from these arrangements are reflected as operating activities, including the change of accounts receivable in our statement of cash flows each period. We do not service any factored accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of our financing for working capital. The aggregate gross amount factored under these facilities was $31.9 million and $59.9 million as of December 31, 2013 and 2012, respectively. Our loss on these transactions, the cost of factoring such accounts receivable, is reflected in the accompanying consolidated statements of operations as interest expense with other financing costs. The cost of factoring such accounts receivable for the years ended December 31, 2013, 2012 and 2011 was $121.6 thousand, $199.5 thousand and $342.8 thousand, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition."
Form 10-Q for the Period Ended September 30, 2013

Statements of Operations, page 5

2.
You recorded a gain on lawsuit settlement of $625,000 in the nine months ended September 30, 2013. We note your disclosure on page 16 that the settlement related to the cancellation of a non-compete agreement which had a balance of $144.7 million as of February 28, 2013. Since litigation is generally considered a normal cost of doing business, please explain to us why you excluded this gain from your operating loss before other income (expense). Please show us how you will revise your disclosures in future filings to clearly explain the nature of the litigation, including specifically what the legal dispute was about, how it arose, and the terms of the settlement arrangement. So that we may more clearly understand how this settlement resulted in a gain of $625,000, please also revise to quantify the consideration, if any, that you received in exchange for agreeing to cancel the non-compete agreement.

Mr. John Cash
United States Securities and Exchange Commission
February 26, 2014

Response: We note that litigation is generally considered a normal cost of doing business. We also note that
ASC 225-20-45-16 states that, "A material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, shall be reported as a separate component of income from continuing operations. The nature and financial effects of each event or transaction shall be disclosed on the face of the income statement or, alternatively, in notes to financial statements. Gains or losses of a similar nature that are not individually material shall be aggregated. Such items shall not be reported on the face of the income statement net of income taxes or in any other manner that may imply that they are extraordinary items. Similarly, the EPS effects of those items shall not be presented on the face of the income statement." Management determined that the transaction should be recorded as a material transaction occurring infrequently via a review of the facts and circumstances surrounding the nature of the asset.
The facts and circumstances considered are as follows: In a 2010 acquisition between the Company and another entity ("Target"), we purchased a non-compete agreement and certain other intangible assets.  The original value of these intangible assets was negotiated between us and one of Target's co-owners ("Employee") who had become a Company employee. We obtained an outside valuation of the intangibles and the final recorded value of Employee's non-compete agreement based on this valuation was $310,000. The non-compete agreement had a term of five years, the time period over which we began to amortize this asset. Employee's employment with the Company ended in December 2010.

The Court case involved the competing claims for a declaratory judgment asking the Court to determine whether Employee was bound by a one-year or five-year non-compete agreement. Employee's interpretation of the non-compete agreement was that it did not apply to him individually, but to Target. The Company's position was that the non-compete agreement was required to be interpreted by the Court together with an asset purchase agreement, as amended, which reference Employee and another individual receiving all of the stock and money in consideration for several promised acts, including entering into the non-compete agreement. The Company also sought damages from Employee for allegations he breached his non-compete agreement. The parties mediated the case successfully on January 25, 2013.  Mutual releases of all claims were entered by the parties, and Employee paid the Company $770,000 in March 2013, which released him from the non-compete agreement.

At the time the legal settlement was finalized, the remaining unamortized value of Employee's non-compete agreement was $144,666.67.  The proceeds from the legal settlement were considered proceeds from the disposal of the non-compete agreement, a transaction that occurs infrequently and not within the normal course of doing business. The difference between the net book value of the intangible asset and the settlement amount was recorded as a gain of $625,333.33 from proceeds of a legal settlement in our income statement and was excluding from our operating loss before other income (expense).

In future filings, we will revise our disclosure in our Intangible Assets note (Note 6 in our Form 10-Q for the period ended September 30, 2013) by adding the following after "A gain of $625.3 thousand was recorded as a result of this settlement.":

Mr. John Cash
United States Securities and Exchange Commission
February 26, 2014

"The Court case relating to the legal settlement involved the competing claims for a declaratory judgment asking the Court to determine whether a previous employee was bound by a one-year or five-year non-compete agreement. The employee's employment with the Company ended in December 2010. The employee's interpretation of the non-compete agreement was that it did not apply to him individually, but to a business entity previously owned by the employee. The Company's position was that the non-compete agreement was required to be interpreted by the Court together with an asset purchase agreement, as amended, which reference the employee and another individual receiving all of the stock and money in consideration for several promised acts, including entering into the non-compete agreement. The Company also sought damages from the employee for allegations he breached his non-compete agreement. The parties mediated the case successfully on January 25, 2013.  Mutual releases of all claims were entered by the parties, and the employee paid the Company $770.0 thousand in March 2013, which released him from the non-compete agreement."

Please contact Alan Schroering at (502) 214-3710 or Karin Jackson at (502) 214-7235 if you have additional questions or need clarification relating to any response.

Sincerely,

/s/ Alan Schroering

Alan Schroering, VP of Finance and Interim CFO
Industrial Services of America, Inc.